Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

This following management’s discussion and analysis (“MD&A”), as provided by the management of NiMin Energy Corp. (the “Company” or “NiMin”), is prepared as at August 12, 2011 and should be read in conjunction with the unaudited interim consolidated financial statements, as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and the audited consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years then ended prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). This discussion provides management’s analysis of the Company’s historical financial and operating results and provides estimates of the Company’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

Basis of Presentation

All financial information included in this MD&A is presented on the basis of U.S. GAAP (see “Change in Financial Reporting Standards”).

The Company has filed a Form 20-F Registration Statement to register its common shares with the United States Securities and Exchange Commission (“SEC”). The Company’s registration with the SEC became effective on December 19, 2010.

The Company, as an SEC Issuer (as defined in National Instrument 52-107), has relied on the exemption set out in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards and has changed its financial reporting standards from Canadian generally accepted accounting principles (“Canadian GAAP”) to U.S. GAAP for the years ended December 31, 2010, 2009, and 2008.

Management believes utilizing U.S. GAAP provides financial information on a more comparable basis with the majority of the companies in the Company’s peer group.

References to reserves and future net revenue in this MD&A have been determined in accordance with the SEC guidelines and the United States Financial Accounting Standards Board (the “U.S. Rules”) and not in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The reserves data and other oil and gas information for the Company prepared in accordance with NI 51-101 can be found for viewing by electronic means in the Company’s Annual Information Form under the Company’s profile on SEDAR at www.sedar.com.

The material differences between reserve quantities disclosed under NI 51-101 and those disclosed under the U.S. Rules is that NI 51-101 requires the determination of reserve quantities to be based in forecast pricing assumptions whereas the U.S. Rules require the determination of reserve quantities to be based on constant price assumptions calculated using a 12 month average price for the year (sum of the benchmark price on the first calendar day of each month in the preceding 12 months divided by 12).

MANAGEMENT’S DISCUSSION & ANALYSIS

NiMin reports financial information in U.S. dollars as substantially all of the Company’s operations are located in the United States of America. The Company’s functional currency is the U.S. dollar. All references to dollar values refer to U.S. dollars unless otherwise stated.

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which may include, but which are not limited to, statements with respect to: royalty payments; oil and natural gas production; expansion of the Company’s Combined Miscible Drive Project (“CMD”); operating costs; general and administrative expenses; future income tax; future exploration and development activities and capital expenditure program; future drilling; planned growth and development; contractual obligations; new projects; forecasted production; future plans; objectives and results; information under the heading “Operations Review” including the Company’s 2011 Capital Expenditure Budget; sufficient cash flows available from operations; the ability to meet the Company’s liabilities and commitments; and execution of definitive documentation in respect of the Company’s senior secured loan (“Senior Loan”). Forward-looking statements involve numerous risks and uncertainties. Estimates and forward-looking statements are based on assumptions of future events and actual results may vary from these estimates. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the following risk factors and as set forth elsewhere in this MD&A: (i) volatility in market prices for oil and natural gas; (ii) risks inherent in oil and natural gas operations; (iii) uncertainties associated with estimating oil and natural gas reserves; (iv) competition for, among other things, capital, acquisitions of reserves, undeveloped lands; (v) incorrect assessments of the value of acquisitions; (vi) geological, technical, drilling and processing problems; (vii) stock market volatility; (viii) failure to realize the anticipated benefits of acquisitions; (ix) negotiations with the Lender (as defined herein) with respect to the Senior Loan; (x) other factors discussed under the heading “Risks and Uncertainties”; and (xi) the factors discussed under “Risk Factors” in our Annual Information Form. These factors should not be construed as exhaustive. The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.

BOE Presentation

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas (“mcf”): one barrel of oil (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MANAGEMENT’S DISCUSSION & ANALYSIS

Results of Operations

Three months ended June 30,	2011 ($)	2010 ($)	% Growth (%)	2011 ($/boe)	2010 ($/boe)	% Growth (%)

Revenues (1)	5,704,103	3,240,558	76	67.39	45.42	48
Gain on derivative contracts (2)	1,501,662	1,160,206	29	17.74	16.26	9
Operating cost	(2,907,296)	(1,696,634)	71	(34.35)	(23.78)	44
General & administrative expenses	(1,576,382)	(2,399,559)	(34)	(18.63)	(33.63)	(45)
Interest income	14,542	—	N/A	0.17	—	N/A
Interest expenses	(1,352,032)	(2,719,140)	(50)	(15.97)	(38.11)	(58)
Foreign exchange gain (loss)	(299)	471,459	(100)	—	6.61	(100)
Other	(13,178)	129,890	(110)	(0.16)	1.82	(109)
DD&A	(778,955)	(888,420)	(12)	(9.20)	(12.45)	(26)
Change in fair value of options	63,176	—	N/A	0.75	—	N/A
Change in fair value of warrants	3,175,483	242,174	1,211	37.52	3.39	1,005

Income (loss) before income taxes	3,830,824	(2,459,466)	N/A	45.26	(34.47)	N/A

Income tax recovery (expense)	—	—	N/A	—	—	N/A

Net income (loss)	3,830,824	(2,459,466)	(256)	45.26	(34.47)	(231)

Notes:

(1)	Revenues are net of royalties (see section “Royalties”).
(2)	Gain (loss) on derivative contracts included unrealized gains of $2.03 million in 2011 and $1 million in 2010 (see section “Crude Oil and Derivative Contracts”).

Six months ended June 30,	2011 ($)	2010 ($)	% Growth (%)	2011 ($/boe)	2010 ($/boe)	% Growth (%)

Revenues (1)	10,936,376	6,845,709	60	62.87	48.44	30
Gain/(loss) on derivative contracts (2)	(1,133,309)	1,238,996	(191)	(6.51)	8.77	(174)
Operating cost	(4,904,535)	(3,949,623)	24	(28.19)	(27.95)	1
General & administrative expenses	(4,110,066)	(4,188,748)	(2)	(23.63)	(29.64)	(20)
Interest income	27,170	9,598	100	0.16	0.07	100
Interest expenses	(2,630,690)	(4,074,709)	(35)	(15.12)	(28.83)	(48)
Foreign exchange gain	164,589	189,718	(13)	0.95	1.34	(30)
Other	(95,058)	129,890	(173)	(0.55)	0.92	(159)
DD&A	(1,569,988)	(1,726,780)	(9)	(9.03)	(12.22)	(26)
Change in fair value of options	63,176	—	N/A	0.36	—	N/A
Change in fair value of warrants	(1,394,054)	2,845,370	(149)	(8.01)	20.13	(140)

Income (loss) before income taxes	(4,646,389)	(2,680,579)	73	(26.71)	(18.97)	41

Income tax recovery (expense)	—	—	N/A	—	—	N/A

Net income (loss)	(4,646,389)	(2,680,579)	73	(26.71)	(18.97)	41

Notes:

(1)	Revenues are net of royalties (see section “Royalties”).
(2)	Gain (loss) on derivative contracts included unrealized loss of $356,446 in 2011 and unrealized gain of $936,326 in 2010 (see section “Crude Oil and Derivative Contracts”).

MANAGEMENT’S DISCUSSION & ANALYSIS

Oil and Gas Sales Report (1)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Louisiana
Oil - Bbl/d	57	67	66	68
Gas - Mcf/d	457	964	517	981
Total Louisiana (boe/d)	133	227	152	232

California
Oil - Bbl/d	150	207	157	212
Gas - Mcf/d	—	—	—	—
Total California (boe/d)	150	207	157	212

Wyoming
Oil - Bbl/d	647	358	652	341
Gas - Mcf/d	—	—	—	—
Total Wyoming (boe/d)	647	358	652	341

Total Oil (Bbl/d)	854	632	875	622
Total Gas (Mcf/d)	457	964	517	981
Total (boe/d)	930	793	961	785

Note:

(1)	These numbers are net to NiMin’s working interest for the respective properties.

As detailed in the table above, the Company’s average daily net production sold from Louisiana, California and Wyoming for the three months ended June 30, 2011, was 930 boe/d compared to 793 boe/d for the three months ended June 30, 2010. For the six months ended June 30, 2011, was 961 boe/d compared to 785 boe/d for the six months ended June 30, 2010. The higher average production level for the three and six months ended June 30, 2011, as compared to the same periods in 2010 is mainly due to new drilling and work-overs in Wyoming.

Crude Oil and Natural Gas Sales

NiMin recorded gross revenues of $7.39 million for the three months ended June 30, 2011, as compared to $4.28 million for the three months ended June 30, 2010. Oil sales as a percentage of total revenues during the three months ended June 30, 2011, as compared to the same period in 2010 increased from 91% to 98%. Oil volumes increased by 37% to 854 barrels of oil per day (“bopd”) and the average price received increased by 35% to $92.72 during the three months ended June 30, 2011, as compared to the same period in 2010. Natural gas sales as a percentage of total revenues during the three months ended June 30, 2011, as compared to the same period in 2010 decreased from 9% to 2%. Natural gas volumes decreased by 52% to 457 Mcf/d and the average price received decreased by 1% to $4.33 during the three months ended June 30, 2011, as compared to the same period in 2010.

NiMin recorded gross revenues of $14.06 million for the six months ended June 30, 2011, as compared to $9.01 million for the six months ended June 30, 2010. Oil sales as a percentage of total revenues during the six months ended June 30, 2011, as compared to the same period in 2010 increased from 90% to 97%. Oil

MANAGEMENT’S DISCUSSION & ANALYSIS

volumes increased by 42% to 875 bopd and the average price received increased by 19% to $86.31 during the six months ended June 30, 2011, as compared to the same period in 2010. Natural gas sales as a percentage of total revenues during the six months ended June 30, 2011, as compared to the same period in 2010 decreased from 10% to 3%. Natural gas volumes decreased by 47% to 517 Mcf/d and the average price received decreased by 16% to $4.18 during the six months ended June 30, 2011, as compared to the same period in 2010.

The increase in oil sales for the three and six months ended June 30, 2011, as compared to the same periods in 2010 is attributable to higher realized commodity prices, and higher average production levels (see “Oil and Gas Sales Report”). This was slightly offset by decreases in gas sales for the three and six months ended June 30, 2011, as compared to the same periods in 2010 primarily due to lower average gas production from the Company’s Louisiana properties.

Crude Oil Derivative Contracts

On December 20, 2010, the Company entered into two swap contracts to minimize the variability in cash flows due to price movements in crude oil. The Company agreed to economically hedge the future sales of 125 barrels of NYMEX West Texas Intermediate (“WTI”) crude oil per day at a fixed price of $90.40 starting January 1, 2011 for a period of 12 months and 250 barrels of WTI crude oil per day at a fixed price of $90.40 starting January 1, 2012 for a period of 12 months.

On January 4, 2010, the Company agreed to economically hedge the future sale of 7,500 barrels of WTI crude oil per month at a fixed price of $85.10 per barrel for a period of 24 months.

The Company does not designate its derivative financial instruments as hedging instruments for accounting purposes and, as a result, recognizes the current change in a derivative’s fair value in earnings. At June 30, 2011, the Company recognized $1.67 million as a derivative liability on crude oil derivative contracts (see “Financial Instruments”).

For the three months ended June 30, 2011, the Company’s change in derivative contracts included a realized loss of $531,070 and an unrealized gain of $2.03 million. For the three months ended June 30, 2010, the Company’s change in derivative contracts included a realized gain of $159,015 and an unrealized gain of $1 million.

For the six months ended June 30, 2011, the Company’s change in derivative contracts included a realized loss of $776,863 and an unrealized loss of $356,446. For the six months ended June 30, 2010, the Company’s change in derivative contracts included a realized gain of $302,670 and an unrealized gain of $936,326.

Royalties

California

For the three months ended June 30, 2011 and 2010, NiMin paid royalties on oil production sold from the Pleito Creek Field located in Kern County, California. Royalties for production extracted below 3,000 feet are 25% and 20% for production extracted from above 3,000 feet. During the same periods, the Company also paid a production fee consisting of 635 barrels of oil per month which commenced in 2008 and declines at a rate of 5.5% each year. For the three month ended June 30, 2011, the production fee rate was 540 barrels of oil per month. For the three month ended June 30, 2010, the production fee rate was 567 barrels of oil per month.

For the three months ended June 30, 2011, NiMin recorded royalties in California in the amount of $454,039, as compared to $384,185 for the same period in 2010. The increase in royalties is due to higher realized commodity prices during the three month ended June 30, 2011, as compared to the same period in 2010.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the six months ended June 30, 2011, NiMin recorded royalties in California in the amount of $840,888, as compared to $792,632 for the same period in 2010. The increase in royalties is due to higher realized commodity prices during the six month ended June 30, 2011, as compared to the same period in 2010.

Louisiana

Royalties on NiMin’s Louisiana production varies by property. For the three months ended June 30, 2011, NiMin recorded $230,663 in royalties representing an average rate of 31.34%, as compared to $219,021 representing an average rate of 25.75% for the same period in 2010. The increase in royalties is due to higher realized commodity prices during the three months ended June 30, 2011, as compared to the same period in 2010.

For the six months ended June 30, 2011, NiMin recorded $489,675 in royalties representing an average rate of 30.85%, as compared to $524,724 representing an average rate of 28.30% for the same period in 2010. The decrease in royalties is due to lower levels of gas production during the six months ended June 30, 2011, as compared to the same period in 2010.

Wyoming

Royalties on NiMin’s Wyoming production varies by well. For the three months ended June 30, 2011, NiMin recorded $996,932 in royalties representing an average rate of 19.36%, as compared to $439,804 representing an average rate of 20.88% for the same period in 2010. The increase in royalties is due to higher realized commodity prices and higher production levels during the three months ended June 30, 2011, as compared to the same period in 2010.

For the six months ended June 30, 2011, NiMin recorded $1.79 million in royalties representing an average rate of 18.75%, as compared to $843,186 representing an average rate of 19.53% for the same period in 2010. The increase in royalties is due to higher realized commodity prices and higher production levels during the six months ended June 30, 2011, as compared to the same period in 2010.

Operating Costs

	Three months ended June 30,		Six months ended June 30,
	2011 ($)	2010 ($)	2011 ($)	2010 ($)
Operating costs	2,907,296	1,696,634	4,904,535	3,949,623
Average operating costs per boe	34.35	23.78	28.19	27.95

For the three months ended June 30, 2011, NiMin had operating costs in the amount of $2.91 million, as compared to $1.70 million for the same period in 2010. For the six months ended June 30, 2011, NiMin had operating costs in the amount of $4.90 million, as compared to $3.95 million for the same period in 2010. Total operational costs during the three and six months ended June 30, 2011 were higher, as compared to the same periods in 2010, mainly due to (i) higher production volumes in 2011, (ii) higher severance taxes paid in 2011 resulting from an increase in oil and gas revenues of 76% for the three months ended June 30, 2011, and 60% for the six months ended June 30, 2011, and (iii) costs associated with the Krotz Springs Field and it’s maintenance due to the south Louisiana flooding, and a number of expected annual maintenance costs concentrated during the quarter at Company’s properties in California and Wyoming.

MANAGEMENT’S DISCUSSION & ANALYSIS

General and Administrative Expense (“G&A”)

	Three months ended June 30,		Six months ended June 30,
	2011 ($)	2010 ($)	2011 ($)	2010 ($)
G&A expense before stock-based compensation	938,760	1,631,123	2,775,998	2,720,710
Average per boe	11.09	22.86	15.96	19.25
Stock-based compensation (“SBC”)	637,622	768,436	1,334,068	1,468,038
Average per boe	7.53	10.77	7.67	10.39

G&A	1,576,382	2,399,559	4,110,066	4,188,748

Average per boe	18.63	33.63	23.63	29.64

For the three months ended June 30, 2011, NiMin recorded G&A expense, excluding SBC in the amount of $938,760, as compared to $1.63 million for the same period in 2010. This decrease during the three months ended June 30, 2011, is due to lower legal, accounting and tax services incurred, as compared to the same period in 2010.

For the six months ended June 30, 2011, NiMin recorded G&A expense, excluding SBC in the amount of $2.78 million, as compared to $2.72 million for the same period in 2010. This increase during the six months ended June 30, 2011, is due to: (i) higher legal, audit and tax services related to the registration of the Company’s common shares with the SEC and the preparation of the required annual reports filed in Canada.

For the three months ended June 30, 2011, NiMin recorded SBC in the amount of $637,622, as compared to $768,436 for the same period in 2010. For the six months ended June 30, 2011, NiMin recorded SBC in the amount of $1.33 million, as compared to $1.47 million for the same period in 2010. The decrease in SBC for the three and six months ended June 30, 2011 is due to the forfeiture of 310,000 options in July, 2010 that were outstanding during the three and six months ended June 30, 2010.

Depreciation, Depletion, Amortization and Accretion Expense (“DD&A”)

	Three months ended June 30,		Six months ended June 30,
	2011 ($)	2010 ($)	2011 ($)	2010 ($)
DD&A expense	778,955	888,420	1,569,988	1,726,780
Average per boe	9.20	12.45	9.03	12.22

For the three months ended June 30, 2011, NiMin recorded DD&A in the amount of $778,955, as compared to $888,420 for the same period in 2010. For the six months ended June 30, 2011, NiMin recorded DD&A in the amount of $1.57 million, as compared to $1.73 million for the same period in 2010. Lower DD&A for the three and six months ended June 30, 2011, is due to an increase in the Company’s proved reserves in 2011 (13,717 Mboe in 2011, as compared to 9,202 Mboe in 2010). The increase in proved reserves is due to: (i) conversion of probable reserves to prove reserves in Wyoming as a result of successful 2010 development program; and (ii) positive results from the CMD project in California.

Change in Fair Value of Warrants and Options

As of September 4, 2009, the exercise prices of the warrants were denominated in Canadian dollar which is not the functional currency of the Company. As a result, a portion of the warrants are classified as a

MANAGEMENT’S DISCUSSION & ANALYSIS

liability on the balance sheet and recorded at their fair value at the end of each period and the change in fair value recognized in earnings.

During the six months ended June 30, 2011, 5,020,900 warrants were exercised. At June 30, 2011, the fair value of the warrant liability was $2.82 million, with a gain of $3.18 million recognized in earnings during the three months ended June 30, 2011, and a charge of $1.39 million recognized in earnings during the six months ended June 30, 2011. At June 30, 2010, the fair value of the warrant liability was $4.24 million, with a gain of $242,174 recognized in earnings during the three months ended June 30, 2010, and a gain of $2.85 million recognized in earnings during the six months ended June 30, 2010. The fair value of the warrants is calculated using the Black-Scholes Merton model (“Black-Scholes Model”).

The Company continues to classify the remaining balance of warrants issued prior to September 4, 2009 as additional paid in capital warrants where the issue date fair value of the original equity classified warrant is greater than the fair value of the liability of the underlying warrant at the balance sheet date.

The exercise price of 1.2 million stock options relating to a former employee that transitioned to a consulting role is denominated in Canadian dollars, which is not the functional currency of the Company (which is the U.S. dollar). As a result, the applicable 400,000 vested options are classified as a liability on the balance sheet and recorded at their fair value at the end of each period and the change in fair value is recognized in earnings.

At June 30, 2011, the fair value of the options liability was $279,808, with a gain of $63,176 recognized in earnings during the three and six months ended June 30, 2011. The fair value of the options is calculated using the Black-Scholes Model.

Interest Income and Expense

For the three months ended June 30, 2011, NiMin recorded interest expense of $1.35 million ($230,253 non-cash) related to the Senior Loan, as compared to $2.72 million ($2.70 million non-cash) for the same period in 2010 related to the Short-term Loan (as define herein, see “Liquidity and Capital Resources”). The amortization of debt issuance cost of $230,253 (2010: $2.70 million) related to the Short-term Loan and Senior Loan included in interest expense in the consolidated statement of operations. For the six months ended June 30, 2011, NiMin recorded interest expense of $2.63 million ($398,424 non-cash) related to the Senior Loan, as compared to $4.07 million ($2.70 million non-cash) for the same period in 2010 related to the Short-term Loan. The amortization of debt issuance cost of $398,424 (2010: $2.70 million) related to the Short-term Loan and Senior Loan included in interest expense in the consolidated statement of operations. For the three months ended June 30, 2011, the Company recorded interest income in the amount of $14,542, as compared to $Nil for the same period in 2010. For the three months ended June 30, 2011, the Company recorded interest income in the amount of $27,170, as compared to $9,598 for the same period in 2010.

Income Tax

At the June 30, 2011, NiMin had estimated non-capital losses of approximately $89 million available to reduce future taxable income. At December 31, 2010, NiMin had estimated non capital losses of approximately $76.6 million available to reduce future taxable income. The benefit of these losses has not been recognized as a full valuation allowance has been taken. As a result of available deductions and NiMin’s planned capital expenditures for 2011, the Company does not expect to pay income taxes in 2011.

Foreign Currency Exchange

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company had no forward exchange rate contracts in place at or during the periods ended June 30, 2011 and 2010. During the three and six months ended June 30, 2011, the Company was exposed to foreign currency exchange risk in its cash balances denominated in

MANAGEMENT’S DISCUSSION & ANALYSIS

Canadian dollars. During the three and six months ended June 30, 2010, the Company was exposed to foreign currency exchange risk in the Short-term Loan, as a portion was denominated in Canadian dollars.

For the three months ended June 30, 2011, the Company recorded a foreign exchange loss of $299, as compared to a gain of $471,459 recorded for the three months ended June 30, 2010. For the six months ended June 30, 2011, the Company recorded a foreign exchange gain of $164,589, as compared to a gain of $189,718 recorded for the six months ended June 30, 2010.

Operations Review

2011 Capital Expenditure Budget

	2011 Budget ($000s)	Incurred through June 30, 2011 ($000s)
Property Costs
- Louisiana	—	9
- California	—	87
- Wyoming	—	8

Total Property Costs	—	104
Drilling & Workovers
- Louisiana	—	160
- California	2,400	2,656
- Wyoming	16,000	7,500

Total Drilling & Workovers	18,400	10,316
Facilities
- California	800	74
- Wyoming	5,800	719

Total Facilities	6,600	793

Total Capital Budget	25,000	11,214

The 2011 Development Plan includes $25 million. In Wyoming $22 million is budgeted to drill 18 wells, construct a water flood project at Ferguson Ranch Field, expand Willow Draw Field processing capacity and increase production from 6 existing wells. In California $3 million is budgeted to drill 2 wells, increase production from 1 existing well and increase oxygen injection capacity in one existing well.

The Company’s capital expenditures through the 2nd quarter of 2011 in Wyoming include drilling three wells at Hunt Field, three wells at Sheep Point Field and one well at Willow Draw Field. In addition, 2011 capital expenditures include: (i) completion costs of four wells at Willow Draw Field and one well at Ferguson Ranch Field that were drilled in the fourth quarter of 2010 and (ii) the implementation of 6 polymer treatments at the Willow Draw Field.

Remaining 2011 capital expenditures budget in Wyoming include four drilling projects at the Willow Draw Field and six drilling projects at the Ferguson Ranch Field. The Company is on schedule to finish these projects before year-end. The time required to drill each well has averaged 10 days. Remaining capital expenditures also include water flood construction at Ferguson Ranch Field and six projects on existing wells at Willow Draw Field. Water flood construction will be completed during the third quarter. The existing well projects will be completed in third and fourth quarter.

Capital expenditures for facilities in Wyoming were related to the completion of Phase I and II of the facility expansion at the Willow Draw Field. The Company has increased processing capacity from 465

MANAGEMENT’S DISCUSSION & ANALYSIS

barrels of oil per day to 1,100 barrels of oil per day. Remaining 2011 capital expenditures for facilities in Wyoming include Phase III facility expansion at Willow Draw to increase capacity to handle all production from the 2011 program which is on schedule for completion during the fourth quarter.

The Company’s 2011 capital expenditures in California at the Pleito Creek Field include drilling two wells and completion work on one existing well. Remaining 2011 capital expenditures in California include the completion costs of the two wells drilled in the second quarter and completion work on 2 existing wells. Remaining capital expenditures are on schedule for third quarter completion.

Additional capital expenditures for oil and gas properties include geological and geophysical data acquisition and lease acquisition and rental expenses.

All capital program expenditures are discretionary and are restricted by the Senior Loan (see “Liquidity and Capital Resources”). NiMin reviews all capital expenditure programs on a regular basis and adjusts spending based on factors such as changes in commodity prices, drilling and production results, and availability of funding. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets. There can be no assurance that the Company will be successful with any of these initiatives.

Liquidity and Capital Resources

	Six months ended June 30, 2011 ($)	Six months ended June 30, 2010 ($)

Cash flows (used in) provided by operating activities	120,783	(490,457)

Cash flows (used in) investing activities	(11,277,339)	(3,715,994)

Cash flows provided by financing activities	7,736,015	18,172,854

Increase (decrease) in cash and cash equivalents	(3,420,541)	13,966,403

Cash and cash equivalents at beginning of period	9,490,005	3,142,218

Foreign exchange on cash and cash equivalents	164,589	—

Cash and cash equivalents at end of period	6,234,053	17,108,621

During the six months ended June 30, 2011, the Company’s cash balance decreased by $3.24 million, primarily due to $11.28 million invested in oil and natural gas properties and equipment. Cash flows provided by operating activities were $120,783, as compared to ($490,457) during the same period in 2010. The increase in cash-flows from operating activities was a result of higher production and higher realized commodity prices. Cash flows from financing activities of $7.74 million were from the exercise of Warrants during the period.

On June 30, 2010, the Company entered into the Senior Loan in the amount of $36 million from the Lender. The Company borrowed $36 million subject to an original issue discount of 7.5%, a commitment fee of 1%, a placement fee of 1% and a transaction fee of 3%. At the request of the Company and subject to approval by the Lender, the Senior Loan availability may be increased by $39 million, up to $75 million, to provide additional development capital.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Senior Loan has a 12.5% fixed interest rate and a term of five years. Interest is payable quarterly beginning September 30, 2010. Principal is payable quarterly beginning June 29, 2012 in the following annual amounts:

Senior Loan Principal Repayments

2012	$4,050,000
2013	5,400,000
2014	6,750,000
2015	19,800,000

$36,000,000

The Senior Loan is secured by all of the Company’s assets. The loan may be repaid after June 30, 2013 without a pre-payment penalty or make whole provision. Prior to June 30, 2012, in the event of prepayment, the Company will be required to pay a make whole provision compensating the Lender for all unpaid interest. From July 1, 2012 to June 30, 2013, a 2% prepayment premium will be assessed on any outstanding principal being repaid in excess of the scheduled repayments noted above.

The Company used the net proceeds of the Senior Loan to repay the Short-term Loan of $22 million and the remaining proceeds are to be utilized for the Company’s capital expenditure program in Wyoming and California. The Company is required to meet certain financial based covenants under the terms of this facility including: (i) total capital expenditures were limited to an amount no greater than $12 million from the date of the loan until December 31, 2010; and (ii) total capital expenditures are limited to an amount no greater than $25 million for the year ended December 31, 2011. The facility has a material adverse change clause relating to financial stability and for which the Lender can ultimately demand immediate repayment in the event of default. At June 30, 2011, the Company was in compliance with all financial based covenants.

On May 16, 2010, the Company completed the Short Form Prospectus Offering of Common Shares at an offering price of CDN $1.25 per share. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of CDN $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.

During the six months ended June 30, 2010, the Company’s cash balance increased by $13.97 million, primarily due to $10.09 million from the sale of Common Shares, long term borrowings of $30.10 million, $3.72 million of investment in oil and natural gas properties and equipment and $22.02 million of short-term debt repayments.

On December 17, 2009, the Company entered into a credit agreement with a private lending company (the “PLC”), whereby the PLC syndicated a loan to the Company (the “Short-term Loan”) in an aggregate amount of US$5,500,000 and Cdn$17,534,550 (US$ 16,713,738) for the acquisition of four producing fields located in Park County, Wyoming (the “Wyoming Assets”). Concurrent with the advances, the Company issued 2,566,666 Common Shares at an attributed price of Cdn $1.15 (US$1.07) per share which was recorded as prepaid interest expense, to be amortized over the term of the loan. The Company also paid a structuring fee in cash in the amount of US$120,000. Interest on the outstanding principal amount was calculated daily and compounded monthly and payable on a monthly basis at 12% per annum. The principal amount, together with all accrued unpaid interest was due December 17, 2010. The loan was able to be repaid at any time without pre-payment penalty. The loan was secured by a fixed and floating charge debenture which provided the PLC a security interest in all of the Company’s present and after-acquired real and personal property. The PLC loan was paid in full on June 30, 2010 from borrowings under the Senior Loan.

MANAGEMENT’S DISCUSSION & ANALYSIS

In September 2009, NiMin completed a public offering of units (“Units”), each consisting of one Common Share and one warrant to acquire one Common Share for an offering price of Cdn $1.25 per Unit (USD $1.13). The Company issued 11,324,900 Units for aggregate gross proceeds of Cdn $14,156,125 or USD $13,078,573, net of Cdn $2,265,671 or USD $2,085,777 of offering costs. The warrants are exercisable at Cdn $1.55 on or before September 6, 2011, subject to certain acceleration provisions. Offering costs include a fee of 4.5% on Cdn $3,273,625 of Units sold by a sub-agent, payable in 117,851 Units issued on the same terms and conditions as the Units issued pursuant to this offering. At June 30, 2011, 5,020,900 Common Shares were issued pursuant to the exercise of Warrants.

Since inception, the Company has financed its operations from public and private sales of equity and debt, and revenues from sales of oil and gas reserves. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets.

Contractual Obligation

	Total ($)	Less than 1 year ($)	1-2 years ($)	3-5 years ($)	After 5 years ($)

Accounts payable and accrued liabilities	6,634,890	6,634,890	—	—	—
Commodity derivative liability	1,671,734	1,196,861	474,873	—	—
Office lease obligations	212,940	116,822	91,318	4,800	—
Interest payable on long-term debt	14,572,951	4,506,198	7,477,712	2,589,041	—
Long-term debt	36,000,000	1,350,000	11,250,000	23,400,000	—

Total contractual obligations	59,092,515	13,804,771	19,293,904	25,993,841	—

Outstanding Share Data

As at date of this MD&A, the following securities were outstanding in the capital of NiMin:

Common Shares	67,000,376
Stock Options	8,475,001
Purchase Warrants	7,069,941

Related Party Transactions

During the first quarter of 2010, the Company entered into a credit agreement with the PLC (see “Liquidity and Capital Resources”) in which a director of the Company is the President. The transaction was in the normal course of business and is measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

Off-Balance Sheet Arrangements

NiMin had no off-balance sheet arrangements during the periods ended June 30, 2011 and 2010 except for the office lease obligations (see “Contractual Obligations”).

Critical Accounting Policies and Estimates

In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion and depreciation of property and equipment, the accretion expense associated with the asset retirement obligation and the cost recovery assessments for property and equipment are based on estimates of proved reserves, production and discount rates, oil and natural gas

MANAGEMENT’S DISCUSSION & ANALYSIS

prices, future costs and other relevant assumptions. The amount recorded for the unrealized gain or loss on financial instruments is based on estimates of future commodity prices and volatility. The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance or modification. Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

On an ongoing basis, management reviews estimates, including those related to the impairment of long-lived assets, contingencies and income taxes. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.

Crude Oil and Natural Gas Properties

The Company accounts for its crude oil and natural gas producing activities using the full-cost method. Accordingly, all costs incurred in the acquisition, exploration, and development of proved crude oil and natural gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals, are capitalized. All general corporate costs are expensed as incurred. Sales or other dispositions of crude oil and natural gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded unless such sale would alter the rate of depletion and depreciation by 20% or more.

Depletion and Depreciation

Depletion of crude oil and natural gas properties is computed using the unit-of-production method where the ratio of production to proved reserves, after royalties, determines the proportion of depletable costs to be expensed in each period. Costs associated with unevaluated properties are excluded from the full-cost pool until a determination is made whether proved reserves can be attributable to the related properties. Unevaluated properties are evaluated at least annually to determine whether the costs incurred should be classified to the full-cost pool and thereby subject to amortization.

Reserves are determined by an independent qualified reserves engineering firm. Volumes are converted to equivalent units using the ratio of one barrel of oil to six thousand cubic feet of natural gas.

Depreciation of equipment is provided for on a straight-line basis over the useful life (5 to 10 years) of the asset.

Impairment of oil and gas properties

The Company performs a full-cost ceiling test on proved crude oil and natural gas properties in which the capitalized costs are not allowed to exceed their related estimated future net revenues of proved reserves discounted at 10%, net of tax considerations. When calculating reserves for the year ended December 31, 2010 the Company conformed to the new SEC rules under “Modernization of Oil and Gas Reporting”, which was adopted by the SEC in December of 2008. Costs associated with unevaluated properties are excluded from the full-cost pool until a determination is made whether proved reserves can be attributable to the related properties. Unevaluated properties are evaluated at least annually to determine whether the costs incurred should be classified to the full-cost pool and thereby subject to amortization.

The Company follows the provisions of Accounting Standards Codification 360, Property, Plant, and Equipment (“ASC 360”) (formerly SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets) for its equipment. ASC 360 requires that the Company’s long-lived assets, be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. An impairment is recognized when the estimated undiscounted future net cash flows of an asset are less than its carrying value. If an impairment occurs, the carrying value of the impaired asset is reduced to fair value.

MANAGEMENT’S DISCUSSION & ANALYSIS

Asset Retirement Obligations

The Company recognizes a liability for the present value of all legal obligations associated with the retirement of tangible, long-lived assets and capitalizes an equal amount as a cost of the asset. The cost associated with the abandonment obligation is included in the computation of depreciation, depletion, amortization and accretion. The liability accretes until the Company settles the obligation. The Company uses a credit-adjusted risk-free interest rate in its calculation of asset retirement obligations (“ARO”).

Revisions to the original estimated liability would result in an increase or decrease to the ARO liability and related capitalized costs. Actual costs incurred upon settlement of the asset retirement obligation are charged against the obligation to the extent of the liability recorded.

Estimates for future abandonment and reclamation costs are based on historical costs to abandon and reclaim similar sites, taking into consideration current costs. The liability is based on the Company’s net interest in the respective sites.

Use of Estimates

In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion and depreciation of property and equipment, the accretion expense associated with the asset retirement obligation and the cost recovery assessments for property and equipment are based on estimates of proved reserves, production and discount rates, oil and natural gas prices, future costs and other relevant assumptions. The amount recorded for the unrealized gain or loss on financial instruments is based on estimates of future commodity prices and volatility. The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance or modification. Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

On an ongoing basis, management reviews estimates, including those related to the impairment of long-lived assets, contingencies and income taxes. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.

Income Tax

The Company follows the asset and liability method prescribed by Accounting Standards Codification 740, Income Taxes (“ASC 740”) (formerly SFAS No. 109, Accounting for Income Taxes). Under this method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in income in the period that includes the enactment date.

Pursuant to ASC 740, the Company does not have any unrecognized tax benefits other than those for which a valuation allowance has been provided thereon. The Company’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any tax-related interest expense recognized during 2010 or 2009.

MANAGEMENT’S DISCUSSION & ANALYSIS

Commodity and Derivative Instruments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”) (formerly Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities), requires derivative instruments to be recognized as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of derivative instruments depends on their intended use and resulting hedge designation. For derivative instruments designated as hedges, the changes in fair value are recorded in the balance sheet as a component of accumulated other comprehensive income (loss). Changes in the fair value of derivative instruments not designated as hedges are recorded as a gain or loss on derivative contracts in the consolidated statements of operations. The Company does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative’s fair value currently in earnings.

Fair value measurements

The Company follows Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 157, Fair Value Measurements), which became effective for financial assets and liabilities of the Company on January 1, 2008 and non-financial assets and liabilities of the Company on January 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact to the Company from the adoption of ASC 820 in 2009 was not material.

ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable. The three levels of the fair value measurement hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e. supported by little or no market activity).

As required by ASC 820, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Stock-Based Compensation

The Company follows Accounting Standards Codification 718, Compensation – Stock Compensation (“ASC 718”) (formerly SFAS No. 123R, Share-Based Payment), which requires the measurement and recognition of compensation expense for all share-based payment awards, including employee stock options, based on estimated fair values. The value of the portion of the award that is ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite vesting period. ASC 718 requires the Company to estimate the fair value of stock option awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes Model as its method of valuation for share-based awards. The Company’s determination of fair value of share-based payment awards on the date of grant

MANAGEMENT’S DISCUSSION & ANALYSIS

using the Black-Scholes Model is affected by the Company’s stock price, as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, as well as actual and projected exercise and forfeiture activity. The fair value of options granted to consultants, to the extent unvested due to required services not having been fully performed, are determined on subsequent reporting dates.

Expression of Foreign Currencies

These consolidated financial statements are presented and measured in U.S. dollars, as substantially all of the Company’s operations are located in the United States of America. Transactions and balances using Canadian dollars are expressed in U.S. dollars whereby monetary assets and liabilities are expressed at the period end exchange rate, non-monetary assets and liabilities are expressed at historical exchange rates, and revenue and expenses are expressed at the average exchange rate for the period. Foreign exchange gains and losses are included in the consolidated statements of operations.

Business combinations

The Company follows Accounting Standards Codification 805, Business Combinations (“ASC 805”) (formerly SFAS No. 141R, Business Combinations), and Accounting Standards Codification 810-10-65, Consolidation (“ASC 810-10-65”) (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements). ASC 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “fair value.” The statement applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under ASC 805, all business combinations will be accounted for by applying the acquisition method. Accordingly, transaction costs related to acquisitions are to be recorded as a reduction of earnings in the period they are incurred and costs related to issuing debt or equity securities that are related to the transaction will continue to be recognized in accordance with other applicable rules under U.S. GAAP. ASC 805 is effective for periods beginning on or after December 15, 2008 and has been applied to the Wyoming Asset (Note 6 to the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009) acquisition. ASC 810-10-65 requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The statement applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.

Per Share amounts

Basic per share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if stock options or warrants to purchase common shares were exercised for common shares. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of stock options or warrants are assumed to be used to purchase common shares of the Company at the average market price during the year.

Change in Financial Reporting Standards

The Company, as an SEC Issuer (as defined in National Instrument 52-107), has relied on the exemption set out in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards and has changed its financial reporting standards from Canadian GAAP to U.S. GAAP. See Note 16 to the audited consolidated financial statements of the Company for the years ended December 31, 2010, 2009, and 2008 prepared in U.S. GAAP.

Management believes this change in financial reporting standards provides financial information on a more comparable basis with the majority of the companies in the Company’s peer group.

MANAGEMENT’S DISCUSSION & ANALYSIS

Future Accounting Pronouncements

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its consolidated results of operations, financial position and cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on current or future earnings or operations.

Financial Instruments

Fair Value

The Company’s financial instruments consist of cash and cash equivalents, trade accounts receivable, restricted investments, warrants, long-term debt, and accounts payable and accrued liabilities. For all periods presented, the fair value of financial instruments approximated their carrying values due to their near term maturity, except for long-term debt where the fair value was determined using quoted borrowing rates and therefore was considered level 2, the fair value of the commodity derivative was based on estimated forward commodity prices and therefore was considered level 2, and warrants and options where the fair value was calculated using the Black-Scholes Model and therefore was considered level 3.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and from petroleum and natural gas marketers.

The majority of the Company’s receivables are within the oil and gas industry, primarily from its industry partners. The receivables are not collateralized. To date, the Company has experienced minimal bad debts, and has no allowance for doubtful accounts. The majority of the Company’s cash and cash equivalents are held by two financial institutions, one in the U.S. and the other in Canada.

The carrying amount of trade accounts receivable, cash and cash equivalents and restricted investments represents the maximum credit exposure.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a contract. We use master agreements which allow us, in the event of default, to elect early termination of all contracts with the defaulting counterparty. If we choose to elect early termination, all asset and liability positions with the defaulting counterparty would be net settled at the time of election. We also monitor the creditworthiness of our counterparty on an ongoing basis. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions. If the creditworthiness of our counterparty, deteriorates and results in its nonperformance, we could incur a significant loss.

Some of our customers are experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of our customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Risk

Liquidity risk includes the risk that, as a result of operational liquidity requirements there will not be sufficient funds to settle a transaction on the due date; the Company will be forced to sell financial assets at a value which is less than fair value; or the Company may be unable to settle or recover any part of a financial asset.

The Company’s operating cash requirements including amounts projected to complete our existing capital expenditure program are continuously monitored and adjusted as input variables change. These variables include but are not limited to, available bank lines, oil and natural gas production from existing wells, results from new wells drilled, commodity prices, cost overruns on capital projects and changes to government regulations relating to prices, taxes, royalties, land tenure, allowable production and availability of markets. As these variables change, liquidity risks may necessitate the need for the Company to conduct equity issues or obtain project debt financing. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of financial liabilities and associated payments as of June 30, 2011:

Financial Liability	Total	Less than 1 Year ($)	1-2 Years ($)	3-5 Years ($)	After 5 years ($)
Accounts payable	2,478,520	2,478,520	—	—	—
Accrued liabilities	4,156,370	4,156,370	—	—	—
Commodity derivative liability	1,671,734	1,196,861	474,873	—	—
Long-term debt - principal	36,000,000	1,350,000	11,250,000	23,400,000	—
Interest payable on long-term debt	14,572,951	4,506,198	7,477,712	2,589,041	—
Options (1)	279,808	—	279,808	—	—
Warrants (2)	2,815,683	1,736,884	—	—	1,078,799

Total	61,975,066	15,424,833	19,482,393	25,989,041	1,078,799

Notes:

(1)	Based upon the expiration date of the underlying options
(2)	Based upon the expiration date of the underlying warrants

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company had no forward exchange rate contracts in place at or during the periods ended June 30, 2011 and 2010. During the three and six months ended June 30, 2011, the Company was exposed to foreign currency exchange risk in its cash balances denominated in Canadian dollars. During the three and six months ended June 30, 2010, the Company was exposed to foreign currency exchange risk in the Short-term Loan, as a portion is denominated in Canadian dollars.

MANAGEMENT’S DISCUSSION & ANALYSIS

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

During the years ended December 31, 2010 and 2009 the company entered into swap contracts to minimize the variability in cash flows due to price movements in crude oil (see “Crude Oil and Derivative Contracts”).

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At March 31, 2011 the Company was not exposed to changes in interest rates with respect to Senior Loan.

Internal Controls over Financial Reporting and Disclosure Controls

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting (“ICFR”) and disclosure controls, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes pursuant to the requirements of National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and U.S. Securities Exchange Act of 1934 Rule 15d-14 – Certification of Disclosure in Annual and Quarterly Reports. Management believes that the Company has designed and implemented a system of ICFR and disclosure controls which it believes is appropriate for the size of the Company.

Management has carried out an evaluation of the effectiveness of the Company’s ICFR and disclosure controls procedures for the period ended December 31, 2010. Based on the evaluation conducted, it was noted that due to the limited number of staff at the Company, there remains a weakness in the system of internal controls due to the Company’s inability to achieve appropriate segregation of duties. Based on this evaluation, management concluded that as of December 31, 2010, the Company’s ICFR and disclosure controls are not effective. While management of the Company has put in place certain procedures, including management and Audit Committee oversight and review, to mitigate the risk of a material misstatement in the Company’s financial reporting, there is no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement. Management is of the opinion that this control deficiency has not resulted in a material misstatement in the Corporation’s interim and annual financial statements.

There have been no significant changes to the Company’s ICFR during the quarter ended June 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION & ANALYSIS

Summary of Quarterly Results

The table below summarizes the Company’s quarterly results:

	2009		2010				2011
($000s, except per share amounts)	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

Revenue	1,671	1,913	3,595	3,250	3,456	3,729	5,232	5,704
Cash Flow from
Operations	6,469	(42)	(120)	(371)	(1,386)	892	(2,445)	2,413

Per share – Basic	0.16	0.00	(0.00)	(0.01)	(0.02)	0.02	(0.04)	0.04
Per share – Diluted	0.16	0.00	(0.00)	(0.01)	(0.02)	0.02	(0.04)	0.04

Net income (loss)	(3,130)	(6,578)	(340)	(2,340)	(4,636)	(5,070)	(8,477)	3,831

Per share – Basic	(0.08)	(0.16)	(0.01)	(0.04)	(0.08)	(0.09)	(0.13)	0.06
Per share – Diluted	(0.08)	(0.16)	(0.01)	(0.04)	(0.08)	(0.09)	(0.13)	0.01

Significant factors and trends that have impacted the Company’s results during the past eight fiscal quarters include the following:

•	Revenue and royalties were significantly higher due to an increase in the underlying commodity prices, production growth, and the Wyoming Assets acquisition.

•

The Company’s operating costs have trended higher over the past eight fiscal quarters due to commencement of development of the Wyoming properties and the initiation of oxygen injection required to execute the CMD Project in California and the acquisition of the Wyoming Assets.

•	The Company’s net results reflect fluctuations in the fair value of warrants denominated in Canadian dollar.

•	Gain and losses resulting from derivative contracts used to minimize the variability in cash flows due to price movements in crude oil.

Subsequent Events

As of August 12, 2011, an additional 258,500 Common Shares have been issued since June 30, 2011, pursuant to the exercise of Warrants issued in connection with the September 2009 public offering at the exercise price of CDN $1.55 per Common Share.

Additional Information

Additional information including the Company’s Annual Information Form can be found on the Company’s website at www.niminenergy.com or on the System for Electronic Document Analysis and Retrieval’s (SEDAR) website at www.sedar.com